Exhibit 3.1

ANWORTH MORTGAGE ASSET CORPORATION

AMENDMENT OF BYLAWS

Pursuant to Section 9.07 of the Bylaws (the “Bylaws”) of Anworth Mortgage Asset Corporation, a Maryland corporation (the “Corporation”), the Board of Directors (the “Board”) of the Corporation hereby amend Section 1.01 of the Bylaws to provide that the annual meeting of stockholders shall be held on a date and at the time and place as set by the Board rather than specifying the date on which the annual meeting of stockholders is to be held.

RESOLVED, that Section 1.01 of the Bylaws of the Corporation is hereby amended by deleting the first sentence of Section 1.01 in its entirety and substituting therefor the following sentence:

The Corporation shall hold an annual meeting of its stockholders to elect directors and transact any other business within its powers on the date and at the time and place as shall be set by the Board of Directors.